ARTICLES OF INCORPORATION OF LOUISVILLE DATA LINK, INC.

ARTICLE I: ARTICLE II: ARTICLE III: ARTICLE IV: ARTICLE V:	The name of the corporation is: Louisville Data Link, Inc.

The number of shares of stock the corporation is authorized to issue is: 1,000

The name and complete address of the corporation's initial registered office in Kentucky is 400 West Market Street, Suite 1800 Louisville, Kentucky 40202 and the name of the initial registered agent at that office is National Registered Agents, Inc.

The mailing address of the corporation's principal office is 8829 Bond Street, Overland
Park, Kansas 66214.

The name and complete address of each incorporator is Anthony J. Candelano, 8829 Bond
Street, Overland Park, KS 66214

March 28, 2002	/s/ Anthony J. Candelano Incorporator's Signature